Exhibit 6.8

AMENDMENT NO. 4

TO OPTION AGREEMENT AND LICENSE AGREEEMENT

This is Amendment No. 4 (“Amendment No. 4”) to the Option Agreement and License Agreement dated as of December 27, 2019 (as previously amended) (the “License Agreement”), by and between Atari Interactive, Inc., a Delaware corporation, with a principal place of business at 286 Madison Avenue, New York, NY, 10017 (“Atari”), and Breakout 1976, LLC (“Breakout” or “Licensee”) is entered into to be effective as of May 29, 2024.

Atari and Licensee desire to amend the Agreement. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings as provided in the Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Exhibit A is deleted in its entirety.

2.	Section 1 shall be amended as follows:

Section 1.1.3 is deleted and replaced with the following:

1.1.3 Area shall mean the cities of Phoenix and Denver. The Parties agree to negotiate in good faith if Licensee desires to add or replace cities in the United States through an additional amendment to the Agreement, which shall not be unreasonably withheld if projects are consistent with projects previously approved by Atari in Phoenix and Denver.

Section 1.1.12 is deleted and replace with the following:

1.1.12 Extension Area Option Fee has the meaning set forth in Section 3.1 and shall be proceeded by the applicable Area, i.e., Phoenix Extension Area Option Fee or Denver Extension Area Option Fee.

3.	Section 3.1 of the Agreement shall be replaced with the following:

Subject to an extension payment of $50,000 to be paid in full by June 30, 2024 (the “Extension Payment”), Atari agrees that throughout the term of this Agreement, Licensee shall have the exclusive right to build an Atari Hotel in the Phoenix Area until June 30, 2026 (the “Phoenix Initial Term”), with one option to extend the Phoenix Initial Term to December 31, 2026 in order to break ground on construction (the “Phoenix Extended Term”) with an additional extension payment of $50,000 (the “Phoenix Extension Area Option Fee”). In the event that Licensee needs no more than nine (9) months of additional time to break ground due to city permitting delays or acts of god and has secured required capital for the project, approval of that additional time shall not be unreasonably withheld.

Subject to an Extension Payment of $50,000 to be paid in full by December 31, 2024, Atari agrees that throughout the term of this Agreement, Licensee shall have the exclusive right to build an Atari Hotel in the Denver Area until December 31, 2026 (the “Denver Initial Term”), with one option to extend the Denver Initial Term to June 30, 2027 in order to break ground on construction (the “Denver Extended Term”) with an additional extension payment of $50,000 (the “Denver Extension Area Option Fee”). In the event that Licensee needs no more than nine (9) months of additional time to break ground due to city permitting delays or acts of god and has secured required capital for the project, approval of that additional time shall not be unreasonably withheld.

References to Initial Term and Extended Term shall be proceeded by the Area as applicable, i.e., Phoenix Initial Term or Phoenix Extended Term.

Licensee shall have an additional six (6) years to complete construction as from the Initial Term or the Extended Term, as the case may be (the “Building Term”). If Licensee has not broken ground in an Area during the Initial Term or the Extended Term, as the case may be, all rights to that respective Area shall revert to Atari. If Licensee has not completed construction and not opened the Atari Hotel for operations during the Building Term, all rights to that Area shall revert to Atari.

4.	The following is added to the end of Section 4.1: Notwithstanding the perpetual license referenced herein, in the event that Atari determines that the quality of any Atari Hotel has degraded, such that the hotel could have a negative impact on the Atari brand, Atari may terminate the right to use the Licensed Atari Trademark for any such Atari Hotel upon six (6) months written notice. In the event License disagrees with such quality determination, the parties will hire an independent valuation expert who is mutually agreeable to both parties who will make the independent determination as to the impact of the quality of the Atari Hotel on the Atari brand, where the license is terminated for such Atari Hotel if the independent valuation expert agrees with Atari that the Atari Hotel has a negative impact on the value of the Atari brand. If the independent valuation expert disagrees with Atari and determine either no impact or a positive impact on the Atari brand, then the license shall continue regarding such Atari Hotel. Atari and Licensee may also mutually agree to a remediation plan for such Atari Hotel during such six (6) month notice period, whereby the notice period shall be tolled during which the remediation actions take place. Upon completion of the remediation actions consistent with the plan, but no later than six (6) months after the agreed plan is finalized, Atari shall either withdraw the notice or provide notice of the continuation of the notice period for the quality complaint.

5.	Section 6.3 shall be deleted and replaced with the following:

Subject to payment by Licensee to Atari of the Extension Payment, and as consideration for the Extended Term as applicable, Licensee shall have the option to pay the non-refundable Extension Area Option Fee(s) (as applicable), the Extension Area Option Fee(s) not being applicable against the Royalties. If Licensee does not pay the Extension Area Option for a given Area within the prescribed timeframe, the rights in and to such Area shall revert to Atari.

6.	Section 6.4(a) added by Amendment No. 2 to the Agreement is hereby deleted, and Section 6.4 of the original Agreement is hereby deleted, and both sections are replaced with the following:

6.4	Licensee shall pay Atari royalties (the “Royalties”) as follows: (i) five percent (5%) of the portion of the Gross Revenue of Atari Hotels, and (ii) ten percent (10%) of Net Merchandising Revenue generated by the Licensed Merchandising Products, on a monthly basis, within thirty (30) days of the end of each month. The Area Option Fee and the Extension Area Option Fee shall not be applicable against the Royalties.

As an exception to Royalties rate above, and only for the first (3) three Atari Hotels that are put in operation, the rate of Royalties applicable to the Gross Revenue of Atari Hotels shall be reduced to the following: (i) three percent (3%) during the first year of operation; (ii) three and a half percent (3.5%) during the second year of operation; (iii) four percent (4%) thereafter. The rate of Royalties for the Gross Revenue of the other Atari Hotels and for the Net Merchandising Revenue generated by the Licensed Merchandising Products shall remain unchanged.

To benefit from such reduced rate of Royalties, and for the services to be provided by Atari, including but not limited to promotion, advisory and introduction to parties, failing which the rate set forth in Section 6.4 shall apply, Licensee shall pay Atari a non-recoupable and non-refundable one-time fee of Five Hundred Thousand United States Dollars ($500,000.00) for each of such three (3) Atari Hotels, i.e a grand total of One Million Five Hundred Thousand United States Dollars ($1,500,000.00). The one-time fee of $500,000.00 shall be paid for each of such three (3) Atari Hotels in equal monthly installments over a twenty-four (24) month period, as from the date of the ground being broken of such Atari Hotel. For the avoidance of doubt, the one-time fee is calculated per Atari Hotel, i.e. Licensee can benefit from the reduced rate of Royalties for the first Atari Hotel as long as the one-time fee of $500,000 has been paid for such Atari Hotel, even if the remaining two (2) Atari Hotels are still not open.

7.	New Section 7.4 is added to the Agreement as follows:

7.4	Licensee hereby agrees to each of the following:

(a) Licensee shall not utilize the Atari name in any investment or other presentations without the prior written approval of Atari and Licensee shall always make it clear in any such document that Atari is the licensor of its name and certain intellectual property and is not a party or guarantor of the Licensee. Atari shall have three business days to review materials provided by Licensee and approval of materials cannot be unreasonably withheld for any reason as long as aforementioned disclosures are clearly included in such materials. Any future updates to materials will not require additional approval as long as modifications are consistent with previously approved materials and include no material changes related to the references to Atari. Failure to approve or reject the materials within five (5) business days of confirmed receipt shall result in materials being deemed approved.

(b) Licensee shall make it clear that “Atari” is a brand name utilized by Licensee and shall include a disclaimer or footer on all documents, websites, social media accounts and other presentations that clearly states: “Breakout 1976, LLC is an independent licensee of Atari Interactive, Inc.. This offering is not affiliated with Atari Interactive, Inc. and any investment does NOT include any rights to ownership in Atari Interactive, Inc. and is not guaranteed by Atari Interactive, Inc. or its affiliates”

(c) In the event that Licensee no longer has an active license with Atari after all extension periods have been exhausted, currently June 30, 2027, without regards to additional extensions that the parties may agree to, Licensee shall transfer ownership of the “atarihotels.com” domain name to Atari. Licensee agrees that it shall not register any additional domain names that includes the Atari name without the advance written approval of Atari.

—Signature Page Follows—

NOW THEREFORE, the duly authorized representatives of the parties hereto have executed this Agreement as of the date first set forth above.

ATARI INTERACTIVE, INC.		BREAKOUT 1976, LLC

By:	/s/ Wade Rosen	By:	/s/ Jordan Taylor
Name:	Wade Rosen	Name:	Jordan Taylor
Title:	CEO	Title:	Partner
Date:	29-May-2024	Date:	29-May-2024

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